STATE TREASURY OF THE REPUBLIC OF POLAND

October 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS
The State Treasury of the Republic of Poland (CIK No. 0000079312)
Registration Statement under Schedule B (File No. 333-267287)

Ladies and Gentlemen:

On behalf of the State Treasury of the Republic of Poland (the “Republic”), I respectfully request acceleration of the effective date of the Republic’s Registration Statement under Schedule B (File No. 333-267287), as amended, to 4:00 p.m. Eastern Time, on October 28, 2022 or as soon thereafter as practicable.

Many thanks for your assistance.

Yours faithfully, /s/ SEBASTIAN SKUZA Name: SEBASTIAN SKUZA Title: SECRETARY OF STATE